

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC Mail Processing
Section
JUL - 1 2010
Washington, DC
193

FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2009

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to _______

Commission file number ______

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

DIAGEO NORTH AMERICA, INC.
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Diageo North America, Inc.
801 Main Avenue
Norwalk, CT 06851



DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered
Public Accounting Firm Thereon)

Consent of Independent Registered Public Accounting Firm

The Employee Benefits Administrative Committee
Diageo North America, Inc. Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-8090) on Form S-8 of the Diageo plc of our report dated June 28, 2010 with respect to the statements of net assets available for benefits of the Diageo North America, Inc. Savings Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Diageo North America, Inc. Savings Plan.

KPMG LLP

Stamford, CT
June 28, 2010

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Diageo North America, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Diageo North America, Inc. Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 28, 2010

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Investments:		
At fair value:		
Mutual funds	$ 80,339,532	$ 110,135,082
Commingled funds	93,709,437	34,634,537
Money market	13,009,495	14,075,975
Diageo common stock	10,271,432	8,101,157
	197,329,896	166,946,751
Participant loans	2,187,019	2,419,312
	199,516,915	169,366,063
Contribution receivable from participants	357,666	341,896
Total assets	199,874,581	169,707,959
Liabilities:		
Accrued expenses	168,308	97,366
Net assets available before adjustment	199,706,273	169,610,593
Adjustment from fair value to contract value for interest in commingled funds relating to fully benefit-responsive investment contracts (note 2)	373,126	1,405,482
Net assets available for benefits	$ 200,079,399	$ 171,016,075

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 33,497,225	$ —
Interest and dividends	2,750,313	7,464,922
Total investment income	36,247,538	7,464,922
Participants contributions	13,781,083	15,690,434
Total additions	50,028,621	23,155,356
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	—	78,972,396
Benefits paid to participants	20,890,303	21,479,533
Administrative fees/reimbursements	74,994	57,193
Total deductions	20,965,297	100,509,122
Net increase (decrease)	29,063,324	(77,353,766)
Net assets available for benefits:		
Beginning of year	171,016,075	248,369,841
End of year	$ 200,079,399	$ 171,016,075

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the Company, Diageo or Plan Sponsor). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the Code), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Employees of the Company, as defined in the Plan, are immediately eligible to participate as soon as they have attained the age of 21.

(c) Contributions

Participants may contribute annually up to 50% of their salary either pre-tax, after-tax, or both, as defined in the Plan. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 14 mutual funds, 12 commingled trusts, and a company stock fund invested in American Depository Receipt (ADR) shares of Diageo plc as investment options for participants. As of January 1, 2007, the Plan implemented automatic deferrals of 3% for newly eligible employees.

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions are used to pay Plan expenses.

All employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414(v).

(d) Participant Accounts

Each participant's account is credited with participant's contributions, and investment earnings or losses and charged with administrative expenses and withdrawals. Allocations are based on participant earnings or account balances, as defined. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long-Term Disability Plan.

(e) Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f) ***Participant Loans***

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions. The loans are payable over 5 years, or 20 years for loans taken for a primary residence.

(g) ***Payment of Benefits***

Distributions from the Plan are eligible to be paid upon retirement, attainment of age 59½, hardship, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's account balance is greater than $5,000, the participant may leave the account in the Plan until age 65, or until age 70-1/2, if they are eligible for "early retirement" (i.e., age 50 or older with five or more years of service). Distributions are paid in lump sum cash payments (or rollovers to another qualified plan or Individual Retirement Account). The participant who is eligible for early retirement may elect to have quarterly or annual installments paid from the Plan over a period elected by the participant but not to exceed the participant's lifetime.

If the participant's account balance is $1,000 or less, the distribution is made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

(h) ***Forfeited Accounts***

Forfeitures of nonvested Company contributions for participants may be used to pay Plan expenses. Unallocated forfeitures as of December 31, 2009 and 2008, amounted to $961,542 and $949,495, respectively.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) ***Investment Contracts***

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a commingled fund. The statements of net assets available for benefits presents the fair value of the investment in the commingled fund as well as the adjustment of the investment in the commingled fund from fair value to contract value relating to the fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits is prepared on a contract value basis.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d) ***Participant Loans***

Participant loans are recorded at amortized cost.

(e) ***Investment Valuation and Income Recognition***

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan follows the fair value measurement guidance presented by accounting principles generally accepted in the United States of America for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds: These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Commingled funds: Valued at fair value based on the Plan's ownership interest in the reported net asset value at fair value. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the commingled funds. These investments are classified as Level 2 in the fair value hierarchy.

Money market: Valued at the NAV of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair values:

	Assets at fair values as of December 31, 2009		
	Level 1	**Level 2**	**Total**
Mutual funds	$ 80,339,532	$ —	$ 80,339,532
Commingled trust	—	93,709,437	93,709,437
Money market	13,009,495	—	13,009,495
Common stock	10,271,432	—	10,271,432
	$ 103,620,459	$ 93,709,437	197,329,896

	Assets at fair values as of December 31, 2008		
	Level 1	Level 2	Total
Mutual funds	$ 110,135,082	$ —	$ 110,135,082
Commingled trust	—	34,634,537	34,634,537
Money market	14,075,975	—	14,075,975
Common stock	8,101,157	—	8,101,157
	$ 132,312,214	$ 34,634,537	166,946,751

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(f) ***Administrative Expenses***

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Plan Sponsor and, accordingly, are not included as administrative expenses of the Plan.

(g) ***Benefit Payments***

Benefits are recorded when paid.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

	2009	2008
Fidelity Managed Income Portfolio II	$ 29,697,863	$ 34,634,537
Fidelity Contrafund	25,493,856	19,686,949
Pyramis Index LFC 2030 CP Fund	13,179,197	—
Fidelity Retirement Money Market	13,009,495	14,075,975
Pyramis Index LFC 2020 CP Fund	12,628,123	—
Fidelity Low Price Stock Fund	12,417,329	—
PIMCO Total Return ADM Fund	11,315,930	8,728,799
Diageo Stock Fund	10,271,432	—
Pyramis Index LFC 2025 CP Fund	10,210,022	—
Fidelity Magellan Fund	—	11,315,687

(Continued)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $33,497,225 in 2009 and depreciated by $78,972,396 in 2008 as follows:

		2009	2008
Mutual funds	$	30,353,718	(75,498,361)
Commingled funds		877,151	—
Diageo common stock		2,266,356	(3,474,035)
	$	33,497,225	(78,972,396)

(4) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' accounts balances and the amounts reported in the statements of net assets available for benefits.

(5) Related-Party Transactions

Certain Plan investments that include mutual funds, a money market account, and commingled funds are managed by Fidelity Investments. Fidelity Investments is related to the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan's investments include ADR shares of Diageo plc. Diageo plc is the parent company of the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Participant loans also qualify as party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2009	2008
Net assets available for benefits per the financial statements	$ 200,079,399	$ 171,016,075
Less: adjustment from fair value to contract value for interest in commingled fund relating to fully benefit-responsive investment contacts	373,126	1,405,482
Net assets available for benefits per the Form 5500	$ 199,706,273	$ 169,610,593

	2009	2008
Total investment income (loss) per the financial statements	$ 36,247,538	$ (71,507,474)
Less: change in adjustment from fair value to contract value for interest in commingled fund relating to fully benefit-responsive investment contracts	(1,032,356)	1,128,689
Total investment income (loss) per the Form 5500	$ 37,279,894	$ (72,636,163)

(9) Date of Management's Review

In preparing the financial statements, the Plan has evaluated events and transactions for potential recognition and/or disclosure through June 28, 2010, the date that the financial statements were available to be issued.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

	Identity of issue	Description of investment including maturity date and rate of interest	Shares		Fair value
*	Fidelity Managed Income Portfolio II	Commingled Fund	30,070,989	$	29,697,863
*	Fidelity Contrafund	Mutual Fund	437,437		25,493,856
*	Pyramis Index LFC 2030 CP Fund	Commingled Fund	1,561,516		13,179,197
*	Fidelity Retirement Money Market	Money Market Fund	13,009,495		13,009,495
*	Pyramis Index LFC 2020 CP Fund	Commingled Fund	1,409,389		12,628,123
*	Fidelity Low Price Stock Fund	Mutual Fund	388,770		12,417,329
	PIMCO Total Return ADM Fund	Mutual Fund	1,047,771		11,315,930
*	Diageo Stock Fund	Diageo Common Stock	144,367		10,271,432
*	Pyramis Index LFC 2025 CP Fund	Commingled Fund	1,147,194		10,210,022
*	Fidelity Overseas Fund	Mutual Fund	280,934		8,689,297
*	Fidelity Equity Income II	Mutual Fund	473,922		7,739,148
	MSIF MidCap Growth Advantage Fund	Mutual Fund	281,458		7,686,616
*	Pyramis Index LFC 2035 CP Fund	Commingled Fund	909,305		7,647,253
*	Pyramis Index LFC 2015 CP Fund	Commingled Fund	775,360		7,296,138
*	Pyramis Index LFC 2040 CP Fund	Commingled Fund	710,428		5,889,447
*	Pyramis Index LFC 2010 CP Fund	Commingled Fund	333,579		3,202,362
	Vanguard Institutional Index Fund	Mutual Fund	26,751		2,728,039
*	Pyramis Index LFC 2000 CP Fund	Commingled Fund	211,409		2,101,405
	Vanguard Total Bond Market Index Fund	Mutual Fund	107,961		1,117,393
	Vanguard Developed Markets Index Fund	Mutual Fund	101,968		971,755
*	Pyramis Index LFC 2045 CP Fund	Commingled Fund	107,252		891,266
	Managers Emerging Market Index Fund	Mutual Fund	53,832		728,881
*	Pyramis Index LFC 2005 CP Fund	Commingled Fund	51,673		497,615
*	Pyramis Index LFC 2050 CP Fund	Commingled Fund	57,025		468,746
	Vanguard Inflation Protected Securities	Mutual Fund	37,252		467,515
	PIMCO All Asset AMD Fund	Mutual Fund	40,277		461,974
	Vanguard Extended Market Index Fund	Mutual Fund	8,241		269,248
	Aston/RR Small-Mid Cap Value I Fund	Mutual Fund	31,141		252,551
*	Participant Loans	Loans to participants with interest rates ranging from 3.25% to 10.50% and maturity dates ranging from 2010 to 2029			2,187,019
				$	199,516,915

* Represents a party-in-interest